SEC... 08031677 ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-065772 66421

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 S. Tryon Street, Suite 1700
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Hoff — 704-332-2710 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2008
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Hoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCP, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Whitney D Smith

Notary Public

WHITNEY D SMITH NOTARY PUBLIC UNION COUNTY, NC My Comm. Expires July 18, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

TCP, LLC

DECEMBER 31, 2007

TCP, LLC

TABLE OF CONTENTS

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TCP, LLC
Charlotte, NC

We have audited the accompanying balance sheet of TCP, LLC (a North Carolina Limited Liability Company) as of December 31, 2007 and 2006 and the related statements of operations, member equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCP, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, NC
February 25, 2008

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

TCP, LLC

BALANCE SHEET

December 31,

	2007	2006
ASSETS		
Cash and cash equivalents	$ 11,549	$ 7,457
Accounts receivable	1,555	-
Total assets	$ 13,104	$ 7,457
LIABILITIES AND MEMBER EQUITY		
Member equity	$ 13,104	$ 7,457
Total liabilities and member equity	$ 13,104	$ 7,457

See notes to financial statements

TCP, LLC

STATEMENT OF OPERATIONS

For the years ended December 31,

	2007	2006
Fee income	$ 29,500	$ -
Other income	35,000	
	64,500	-
Consulting services	22,500	-
Dues and subscriptions	1,915	1,185
Licenses and permits	240	3,225
Insurance	655	368
Advertising	100	100
Professional fees	2,550	5,000
Office expense	93	-
Management fee	6,000	24,000
	34,053	33,878
Net income (loss)	$ 30,447	$ (33,878)

See notes to financial statements

TCP, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2007	2006
Balance at beginning of year	$ 7,457	$ 13,335
Net income (loss)	30,447	(33,878)
Capital contributions	10,200	28,000
Capital distributions	(35,000)	-
Balance at end of year	$ 13,104	$ 7,457

See notes to financial statements

TCP, LLC

STATEMENT OF CASH FLOWS

For the years ended December 31,

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 30,447	$ (33,878)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	(1,555)	-
Net cash provided by (used in) operating activities	28,892	(33,878)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(35,000)	-
Capital contributions	10,200	28,000
Net cash provided by (used in) financing activities	(24,800)	28,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,092	(5,878)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,457	13,335
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,549	$ 7,457

See notes to financial statements

TCP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

TCP, LLC (the Company), a wholly owned subsidiary of Triarch Capital Partners, LLC, was organized under the laws of North Carolina in 2003, and conducts its operations in Charlotte, North Carolina. The company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD).

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is only required to have minimum net capital (as defined) of $5,000. Net capital at December 31, 2007 and 2006 was $ $12,804 and $6,987, respectively.

NOTE C – RELATED PARTY TRANSACTIONS

Management fees (including rent) paid to the parent company, Triarch Capital Partners, LLC for the year ended December 31, 2007 and 2006 were $6,000 and $24,000, respectively.

SUPPLEMENTAL INFORMATION

TCP, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2007	2006
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 13,104	$ 7,457
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	13,104	7,457
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	300	470
Net capital	$ 12,804	$ 6,987
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	7,804	1,987
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 12,804	$ 6,987
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	-	-
Percentage of aggregate indebtedness to net capital	0.00%	0.00%

See notes to financial statements

TCP, LLC
FYE 12/31/07

Oath/Affirmation of Truthfulness

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The financial statements and computations of Net Capital for the period ending December 31, 2007 included herein are prepared according to Generally Accepted Accounting Principles and are true and correct.

TCP, LLC
FYE 12/31/07

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not carry any balances for customers as of December 31, 2007 or at any time during the year from January 1, 2007 through December 31, 2007 and is therefore exempt from this computation requirement.

TCP, LLC claims exemption from this requirement based on Rule 15C3-3(k)(2)(i).

TCP, LLC
FYE 12/31/07

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

TCP, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2007 or at any time during the year from January 1, 2007 through December 31, 2007 and this requirement for information is therefore not applicable.

TCP, LLC
FYE 12/31/07

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at TCP, LLC as the result of our audit for the year ended December 31, 2007.

As stated in our Independent Auditor's Report, the financial statements of TCP, LLC including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by TCP, LLC at December 31, 2007 and TCP, LLC was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

Vance Flouhouse of Hayes PLLC

Charlotte, North Carolina
February 25, 2008

TCP, LLC
FYE 12/31/07

SEC Rule 17a(d)(4) – Reconciliation Statement

TCP, LLC is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between TCP, LLC's audited Net Capital computation under SEC Rule 15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Varner Flourhouse & Hayes PLLC

Charlotte, North Carolina
February 25, 2008

END